[redacted]

09057689

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

8-50933

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Catalyst Financial, LLC

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

OFFICIAL USE ONLY
45025
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Federal Highway, Suite 201
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Steven N. Bronson (561)-362-4199
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06034
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 2 6 2009
Washington, DC
111

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven N. Bronson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Catalyst Financial, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Official Notary Seal
Suzanne Korman
Notary Public State of Florida
Commission No. DD 443447
My Commission Exp. June 22, 2009

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditor's Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CATALYST FINANCIAL, LLC

Financial Statements and
Supplementary Information

December 31, 2008

KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

CATALYST FINANCIAL, LLC
Financial Statements and Supplementary Information
December 31, 2008

CONTENTS

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Members
Catalyst Financial, LLC

We have audited the accompanying statement of financial condition of Catalyst Financial, LLC, (the "Company") as of December 31, 2008, and the related statements of income (loss), changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catalyst Financial, LLC as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 25, 2009

CATALYST FINANCIAL, LLC
Statement of Financial Condition
December 31, 2008

Assets		
Current assets:		
Cash and cash equivalents	$	147,560
Deposit		4,334
Prepaid expenses		14,483
Total current assets		166,377
Other assets:		
Restricted stock		18,000
Restricted stock - receivable		45,000
Total other assets		63,000
Total assets	$	229,377
Liability and Members' Capital		
Current liability:		
Accounts payable and accrued expenses	$	18,449
Members' capital		210,928
Total liability and members' capital	$	229,377

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Income (Loss)
For The Year Ended December 31, 2008

Operating revenues:		
Consulting income	$	99,000
Miscellaneous income		639
Total operating revenues		99,639
Operating expenses:		
Office rent		22,400
Insurance expense		15,688
Licenses and fees		6,299
Professional fees		39,926
Other operating expenses		56,088
Total operating expenses		140,401
Net operating loss		(40,762)
Investment and other income (losses):		
Realized losses		(168,648)
Investment income		15,843
Interest expense		(3,457)
Gain on disposal of assets		2,051
Net investment and other losses		(154,211)
Net loss	$	(194,973)

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Changes in Members' Capital
For The Year Ended December 31, 2008

Balance, December 31, 2007	$	1,505,901
Net loss		(194,973)
Members' distributions		(1,100,000)
Balance, December 31, 2008	$	210,928

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Cash Flows
For The Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (194,973)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	266
Realized losses	168,648
Gain on disposal of fixed assets	(1,749)
Consulting income	(63,000)
(Increase) decrease in:	
Due from clearing broker	64,278
Prepaid expenses	(14,483)
Increase in:	
Accounts payable and accrued expenses	11,599
Net cash used in operating activities	(29,414)
Cash flows from investing activities:	
Purchases of trading securities	(1,248,713)
Proceeds on sale of trading securities	2,416,774
Proceeds from sale of fixed assets	3,800
Net cash provided by investing activities	1,171,861
Cash flows used in financing activities:	
Members' distributions	(1,100,000)
Net increase in cash and cash equivalents	42,447
Cash and cash equivalents, beginning of year	105,113
Cash and cash equivalents, end of year	$ 147,560

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Notes To The Financial Statements
For The Year Ended December 31, 2008

Note 1 - Summary of Significant Accounting Policies:

Organization

Catalyst Financial, LLC (the "Company") is a New York limited liability company originally formed on September 28, 1998 as Bronson Financial, LLC,and changed its operating name to Catalyst Financial, LLC on January 21, 2000. The Company's business activities include raising capital from institutional and individual investors private placements and investment banking. The members' liability is limited to the assets of the Company. The Company has been granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, the Company became a member of the National Association of Securities Dealers, Inc. ("NASD") in order to carry on business as a registered broker. The NASD is now known as the Financial Industry Regulatory Authority ("FINRA"). The Company is registered to do business in all fifty states of the United States, including the District of Columbia, except for Tennessee. The Company has a conditional registration in the state of Alabama.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis in which revenues are recognized upon satisfaction of the contingency.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company had cash balances at times with a broker-dealer and a bank in excess of the maximum amount insured by the SIPC and FDIC, respectively.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 increased the insurance coverage offered by the Federal Deposit Insurance Corporation from $100,000 to $250,000 per depositor. This limit is anticipated to return to $100,000 after December 31, 2009.

The Company had noncash investing activities in the amount of $63,000 for the fair market value of restricted common stock received from a related party as compensation under a consulting agreement.

Securities Transactions

The Company's securities transactions and related revenues are recorded in the financial statements on a settlement-date basis.

Note 1 - Summary of Significant Accounting Policies: (Continued)

Income Taxes

The Company has elected to be taxed as a partnership and is not subject to federal, state or local income taxes. Each member is responsible for the tax liability, if any, related to his proportionate share of the Company's taxable income. Accordingly, no liability for federal, state or local income taxes is reflected in the accompanying financial statements.

The Company has elected to defer the provisions of FIN 48, Accounting for Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 2 - Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2008, the Company had net capital of $129,111, which was $124,111 in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it uses another firm for security clearing. Additionally, during 2008 the Company did not hold or clear any customer securities or cash.

Note 3 - Related Party Transactions:

Office Rent

One of the members of the Company is the President of a related party that the Company had entered into a sub-lease agreement with for the use of office space. The agreement provided for monthly rent payments of $2,800, inclusive of an allowance for certain utilities. Effective September 30, 2008, the Company terminated the lease with no penalty and was not required to make the payment for the month of September. The Company has an amount due from the related party for the security deposit paid. During 2008, the Company paid $22,400 for the use of the office space. As of December 31, 2008, there is no amount payable to the related party.

Consulting Income

On June 6, 2008, the Company entered into a consulting agreement with a publicly traded company. A member of the Company is the President and Chief Executive Office of the publicly traded company. Under the agreement, the Company is to seek out and identify prospective target companies for mergers, acquisitions, business combinations and similar transactions. The Company receives a monthly fee in the amount of $5,000 commencing on June 6, 2008, and continuing on the first day of each successive month thereafter until January 1, 2010. During 2008, the Company received $35,000.

Note 3 - Related Party Transactions: (Continued)

Consulting Income (Continued)

In addition to the monthly fee, the Company has also been given a common stock grant, where the related party will issue 120,000 of its $0.01 par value common stock to the Company. The shares were issued and valued as of the closing price of the common stock on June 3, 2008. The shares issued vest at a rate of 6,000 shares per month, commencing on June 30, 2008, and an additional 6,000 shares vest on the last day of each successive month thereafter until January 31, 2010, which is the termination date of the agreement. As of December 31, 2008, the Company vested in 42,000 common shares and has valued the shares in accordance with the agreement, which represents $63,000 of additional consulting income. As of December 31, 2008, the Company has received 12,000 shares from the publicly traded company and is due 30,000 shares under the terms of the agreement.

Note 4 - Restricted Stock:

As described in Note 3 - Related Party Transactions, the Company received a common stock grant for 120,000 shares of a related party's common stock. The Company has valued the shares vested during 2008 in accordance with the agreement, which is at $1.50 per share at the valuation date. The restriction on the common stock is as defined by the Securities and Exchange Act of 1933 (the "Act") and were issued in reliance with Section 4(2) of the Act and as a result are classified as non-current assets.

Note 5 - Fair Value of Financial Instruments:

The Company has determined the fair value of certain assets through the application of SFAS No. 157, Fair Value Measurements. Fair value of securities classified as available-for-sale at December 31, 2008 is $63,000. The financial assets are valued using level 1 inputs, which are based on unadjusted quoted market prices within active markets. Valuation techniques utilized to determine fair value are consistently applied.

Note 6 - Leases:

The Company entered into an operating lease agreement for a vehicle. The lease agreement provides for monthly payments of $516. The lease terminates on July 5, 2009, and remaining noncancelable lease payments are $3,096.

Note 7 - Profit Sharing Plan:

The Company has a profit sharing plan that covers all members who have completed one year of service and are 21 years old. Contributions to the plan are discretionary. For the year ended December 31, 2008, the Company made $2,449 in contributions.

CATALYST FINANCIAL, LLC
Computation of Net Capital
For The Year Ended December 31, 2008

Total ownership equity from statement of financial condition	$ 210,928
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	81,817
Net capital	$ 129,111

CATALYST FINANCIAL, LLC
Notes to Computation of Net Capital
For The Year Ended December 31, 2008

1 **Nonallowable assets:**

Nonallowable assets from the statement of financial condition			
Deposit		$	4,334
Prepaid expenses	**		14,483
Restricted stock			18,000
Restricted stock - receivable			45,000
Total nonallowable assets		$	81,817

2 **Net capital reconciliations:**

Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2008	$	129,111

** There was an audit adjustment of $14,483 related to registration fees that were reclassified from registration expense to prepaid expenses. There was no effect on the net capital reported in Part II A of Form X-17a-5 as of December 31, 2008.

CATALYST FINANCIAL, LLC
Computations of Basic Net Capital Requirements and Aggregate Indebtedness
For The Year Ended December 31, 2008

Minimum net capital required (6 2/3% of $18,449)	$	1,230
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	124,111
Excess net capital at 1000% (Net capital less: 10% of aggregate indebtedness)	$	127,266
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	18,449
Ratio of aggregate indebtedness to net capital		0.1429

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Members
Catalyst Financial, LLC

In planning and performing our audit of the financial statements and supplementary information of Catalyst Financial, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be control deficiencies and communicated them in writing to management and those charged with governance on February 25, 2009. Additionally, we identified the following deficiency in internal control that we considered to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Catalyst Financial, LLC as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 25, 2009.

- There was a material amount of registration fees included in the statement of income (loss) that did not pertain to the year ended December 31, 2008 and were reclassified as a prepaid expense.

This material weakness was also communicated in writing to management and those charged with governance on February 25, 2009.

KOSTIN, RUFFKESS & COMPANY, LLC

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives except for the deficiencies communicated in writing to management described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 25, 2009

END